April 15, 2005


Ms. Linda Cvrkel, Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 03-05
Washington, D.C.  20549

                                   RE:  Noble Roman's, Inc.
                                        Form 10-K For Year Ended 12/31/04
                                        Commission File #000-11104

Dear Ms. Cvrkel:

We received your comments regarding the above-referenced file. Our responses to those comments below correspond to the numbered comments in your letter of April 7, 2005. As you requested, Noble Roman's, Inc. hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.

1) The company is a Franchisor of Noble Roman's Pizza franchises and Tuscano's Italian Style Subs franchises. In conjunction with the development of those concepts, the company has devised recipes for many of the ingredients that go into making its products ("Proprietary Products"). The company has contracted with various ingredient manufacturers to manufacture its Proprietary Products in accordance with the company's recipes and formulas. Pursuant to such contracts, the manufacturers sell, at a price fixed by the contract, the Proprietary Products to distributors, which have contracted with company to distribute to the company's franchisees, at a contracted margin over the purchase price from the manufacturer. The contracts for Proprietary Products obligate the manufacturers to pay to the company certain amounts based on volume of usage and other factors, certain allowance for the use of its recipes and formulas in manufacturing the Proprietary Products. Most such contracts require the product allowances to be paid on a monthly basis, however, some are on an annual basis. The company recognizes the product allowances at the rate set in each contract based on purchase reports from its distributors as the allowance revenue is earned.

2) In future filings, the company will include a tabular disclosure of its contractual obligations.

3) In future filings the company will disclose its critical accounting estimates as part of its MD&A. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that

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     affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The Company evaluates its property and equipment and related costs periodically to assess whether any impairment indications are present, including recurring operating losses and significant adverse changes in legal factors or business climate that affect the recovery of recorded value. If any impairment of an individual asset is evident, a loss would be provided to reduce the carrying value to its estimated fair value.

4) Valuation allowances for accounts and notes receivable were $142,992 at December 31, 2003 and $82,262 at December 31, 2004. The valuation allowance was established in 2003 to adjust the total receivables to the company's best estimate of what would be collected from the total receivables. In 2004, certain of those accounts in the amount of $60,730 were determined to be uncollectible and were charged off against the allowance. The company's policy is to create a valuation allowance in a sufficient amount to adjust the total receivables value, in its best judgment, to reflect the amount that the company estimates will be collected from its total receivables. As any accounts are determined to be uncollectible, they are charged off against the allowance.

5) We do not deem the activity in the allowance account to be material at this time. If it becomes material in future filings, we will include on Schedule II.

6) The subordinated debentures bear interest at the rate of 8% per annum payable quarterly and mature December 31, 2006. This disclosure will be included in the footnotes in future filings.

7) The company received interest income of $60,199 in 2004. The interest income was included in the company's Consolidated Statement of Operations in total revenue in the line item "Administrative fees and other". It is not required to be separately presented because it is not material.

8) In the earnings per share presentation, the line item should have been "Net income from continuing operations" consistent with the same line item in the Statement of Operations. The company will comply with FAS 128 in future filings. This heading will be corrected in future filings.

9) Restricted cash will not be included in the Statement of Cash Flows in future filings.

10) In future filings, the company will include a supplement disclosure of any non-cash investing and financing activities.

11) The 115,000 common shares issued during 2002 were partial settlement, in addition to cash paid, for the termination of a lease for one of the locations in the discontinued operations. At the time of this settlement, the company was still losing money, highly leveraged, registered shares in

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     very minimal trading were approximately $.60 per share, the shares issued were not registered and bore a restrictive legend, therefore, it was determined that any value attributable to those shares was minimal and immaterial to the financial statements.

     The 111,666 common shares were the result of two exercises of warrants which had been issued in 1998. The 1998 warrant provided that if the market price at the time of exercise was greater than the exercise price, in lieu of exercising the warrant for cash, the holder may, at its option, elect to have a net exercise. In the first exercise the warrant holder submitted a warrant for 150,000 shares at $.40 per share and elected a net exercise of 100,000 shares. Since the market value at the date of exercise was $1.60 the holder surrendered 25,000 shares as the net exercise price and was issued a certificate for 75,000 shares and a new warrant for the remaining 50,000 shares at the same terms as before. In the second exercise, the holder exercised the warrant to purchase the 50,000 shares remaining after the preceding exercise and the market value on the date of that exercise was $1.50. In the net exercise the holder surrendered 13, 334 shares and was issued a certificate for 36,666 shares.

12) In future filings we will include in the Notes to Financial Statements and in the MD&A discussion, the potential effects of any recently issued accounting pronouncements.

13) In April 1999 the company obtained financing by issuing Participating Income Notes on April 30, 1999 in the total principal amount of $2,281,133 to various individuals and funds affiliated with Geometry Group, Inc., no prior affiliation with the company, which matured April 15, 2003 and provided that the note, on maturity, shall be paid at the election of the Holder (i) in cash, (ii) in common stock of the company at the rate of $1.375 per share or (iii) partly in cash and partly in shares in 2003. In 2000, as a condition to additional financing with the Geometry Group, Inc., the conversion rate of $1.375 per share was amended to $1.00 per share. All individuals and funds associated with the Geometry Group, Inc. in 2003 elected to receive payment for their Participating Income Notes in cash except one individual and one fund who negotiated with the company to extend the maturity of their Participating Income Notes in principal amount totaling $859,060 to mature December 31, 2004 with all other terms and conditions of the notes remaining the same. On December 31, 2004, the two remaining Holders of the Participating Income Notes elected to receive their payment in stock at the $1.00 per share conversion rate. There was not a beneficial conversion feature present at the time the notes were issued. The conversion rate was determined by negotiations by the company with the Geometry Group, Inc., an independent party. Since the Holders had a right to receive repayment of the note at their option either in cash or in stock, there was no treatment of the conversion feature in our financial statements until the Holders made their election. The Holders who elected cash simply received cash for their notes. The Holders who elected

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     conversion received stock certificates for the surrender of their notes and the company recorded a corresponding classification of value on the financial statements from notes payable to common stock.

14) In future filings we will include all disclosure requirements in SFAS No.148 and Paragraphs 47 and 48 of SFAS No. 123.

15) At December 31, 2004 the company had outstanding warrants to purchase common stock as follows:

     --------------------------------------------------------------------------
     # Common Shares Represented     Exercise Price    Warrant Expiration Date
     --------------------------------------------------------------------------
                50,000                   $ 1.00               6/30/2005
     --------------------------------------------------------------------------
                50,000                   $ 1.50               6/30/2006
     --------------------------------------------------------------------------
              1,000,000                  $ .40                12/31/2007
     --------------------------------------------------------------------------
              1,000,000                  $ .93                12/31/2007
     --------------------------------------------------------------------------
              1,000,000                  $ .93                 1/7/2010
     --------------------------------------------------------------------------
               600,000                   $ .93                1/24/2011
     --------------------------------------------------------------------------

16) After sustaining net losses before income tax benefit of $4.5 million in 1996, $9.6 million in 1997 and $3.9 million in 1998, the company made the strategic decision to close the entire segment of its business having to do with the operations of running full-service restaurants and re-focused all of its business efforts on its non-traditional and co-brand franchising opportunities that the company commenced in 1997. As a result of that strategic decision, a loss on discontinued operations was reflected for: all remaining assets associated with its full-service operations which were reduced to the then estimated liquidation value, all activities in 1999 associated with the full-service restaurants and the establishment of a reserve for the estimated future costs ($1.6 million) which would be associated with those restaurants until they could be closed or franchised and the various leases could be terminated or sublet to others. At December 31, 1999, the company was obligated under numerous non-cancelable long-term leases for the properties on those discontinued operations in the approximate amount of $10.3 million. In addition, the company had past due accounts payable of approximately $3.2 million, most of which were related to the segment of its business being discontinued.

     It took the company longer than originally estimated to either sell or franchise all of the then remaining full-service restaurants. However, by mid-September 2000, all of the segment's full-service restaurants were closed or franchised. Because of the longer than estimated time, the company incurred more loss from operating that segment until it could be sold or franchised than was originally estimated.

     During the process of getting the company out of the discontinued segment where locations were sold to others, Noble Roman's was not relieved of its contingent liabilities on the non-cancelable leases. Some of the leases that were ultimately agreed to be terminated by mutual consent of the parties ended in disputes that ultimately ended up in court. Several of the past due accounts payable, although already shown on the company's books as a payable, because payment had to be delayed and deferred for later payment and payment schedules, ended up in dispute which had to be resolved through the courts.


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     As a result of all the varied leases and other disputes being handled through the courts in regard to the discontinued segment, the company has continued to incur large amounts of legal expense, expenses from out of court settlements and negotiated settlements with the landlords. Some of the assignees resulting from assignments of the leases did not perform and the company was called upon later to satisfy the lease commitments.

     Although the legacy obligations are now narrowed to only a few remaining issues, there will be some continuing charges to discontinued operations in the year 2005. There are still three pending court cases involving the discontinued operations although the company has already deposited with the court funds to settle two of those cases should there ultimately be an adverse final ruling. However, the company does not believe that it has liability in either case and continues to defend itself in court. Since the 2004 10-K was filed, the company has settled two other matters arising out of the closing of the discontinued segment by paying relatively small settlements to avoid costs of continuing litigation. Even though the company paid these settlements, it denied and it denies now that it had any obligation under those two claims. The remaining claim, the company considers frivolous and will continue to defend.

     All amounts charged to loss from discontinued operations have been the result of legal expenses in connection with that discontinued segment, out of court settlements to terminate leases usually in settlement of pending litigation, out of court settlements in disputed claims by others upon the discontinued segment, write down the value of various assets from the discontinued operations as they prove to be less than the estimated value that the assets were written down to in 1999, and other costs directly related to the discontinued segment as the company continues to struggle to get all of those issues resolved. Additionally, as disclosed in Note 3 to the 2004 financial statements, the company had approximately $2.45 million contingent liabilities on non-cancelable leases. Of this amount, approximately $1.975 million of this contingent liability relates to non-cancelable leases on properties sold or sublet to others where the company remains contingently liable. The company believes that those obligations will be serviced by the new tenant, however, there can be no assurance that the company will not have costs in the future related to those contingent obligations.

17) During the years 1997 through 1999, $1.3 million of the company's potential deferred tax asset was not recorded due to a valuation allowance. In looking at the company's projections at that time and considering the years in which the deferred tax asset would expire, the company could not satisfy itself that it was more likely than not that the additional $1.3 million in deferred tax asset would be utilized before it expired. Since that time,

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     the company has been evaluating its deferred tax asset with each filing.
     Based on the results of operations in 2003, the company's then current projections and considering the years when the deferred tax asset would expire, the company determined that after recognizing the additional $794,000 of deferred tax asset it was more likely than not that the deferred tax asset would be utilized before it expired. Because the deferred tax asset was created as a result of the loss from the discontinued segment, the company reported the gain by recognizing the additional deferred tax asset as a gain from the discontinued operations. In 2004, because of the continuing earnings, the company's projections and considering the years when the first deferred tax assets would expire, the company determined that after recognizing the additional $527,000 of its potential deferred tax asset, it was still more likely than not that the deferred tax asset would be utilized before it expired. The company will continue to evaluate its deferred tax asset on a quarterly basis and if any unanticipated events should occur in the future so that the realization that all of or a portion of the deferred tax asset would be jeopardized, the company would create a valuation allowance at that time.

18) In 1995 the company entered into a loan agreement with The Provident Bank for a $9 million term loan and a $4 million revolving line. As part of the consideration for that credit facility, the company issued to Provident a warrant to purchase 400 thousand common shares at an exercise price of $3.725 per share to expire December 4, 2001. The credit facility was designed to accommodate the company to attempt an acquisition of another retail pizza restaurant chain significantly larger than the company. Ultimately, after major expenses incurred by the company and significant damage to its existing restaurant operations, the acquisition attempt failed and the company was in a difficult financial position. As a result of a series of restructuring, further advances and exchanging certain debt for common stock in a workout plan, on December 31, 2002, as disclosed in
     Item 12 of Form 10-K for that year then ended, Provident Financial Group, Inc. (the owner of Provident Bank) beneficially owned 5,332,839 shares of Noble Roman's stock which represented 29.3% of the shares outstanding. This ownership included a warrant to purchase 385,000 shares of common stock at and exercise price of $.01 per share and also included 1,643,091 shares of common stock which Provident's 4,929,275 shares of convertible preferred stock could have been converted into at any time at the option of Provident. Provident continued to beneficially own all of those shares until October 2003 when it sold its interest as reported on a Schedule 13D dated February 11, 2004 jointly filed by SummitBridge National Investments, LLC, Drawbridge Special Opportunities Fund, LP, Drawbridge Special Opportunities Advisors, LLC, Fortress Investment Group, LLC, Highbridge/Zwirn Special Opportunities Funds, LP, Highbridge/Zwirn Capital Management, LLC, D.B.Zwirn & Co., LLC, and Daniel B. Zwirn (collectively "SummitBridge"). SummitBridge reported shared dispositive power over 5,242,840 shares of common stock of the company acquired in a transaction dated October 17, 2003. However, SummitBridge acknowledged that it

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     currently has no voting rights as to such shares due to the applicability of the Indiana Control Shares Acquisition Law. The company has also advised SummitBridge of the company's position that the Indiana Business Combination Law prohibits SummitBridge from engaging in certain transactions with the company until the fifth anniversary of the acquisition, including receipt of payment in respect of the debt obligation and receipt of common stock issuable upon conversion of the convertible preferred stock. Company will disclose former relationship with Provident in future filings.

     As a result of the above, Provident Bank was not paid any interest by the company in 2004 nor did Provident Bank have any beneficial ownership of the company in 2004.

19) The company conferred with its independent auditor and was assured by the independent auditor that it had complied with the standards of the Public Company Accounting Oversight Board (PCAOB). The independent auditor assures the company that in future auditor reports on the company it will reflect the appropriate language as outlined in PCAOB Auditing Standards No.1.

20) In future filings the company will include in its notes to its financials statements all disclosures which are applicable as outlined in paragraphs 20 thru 23 of SFAS No. 45.

     Please call upon us if you have any questions or if we otherwise can be of assistance. Thank you very much.


     Sincerely,


     /s/ Paul W. Mobley

     Paul W. Mobley
     Chief Executive Officer of Noble Roman's, Inc.
     and Chief Financial Officer of Noble Roman's, Inc.

     cc:  Claire Lamoureux